CUSIP No. 208242107

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Conn’s Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

208242107

(CUSIP Number)

David A. Knight

Stephens Investments Holdings LLC

111 Center Street

Little Rock, AR 72201

(501) 377-2573

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 208242107

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Conn’s Voting Trust, Steven Patterson, Trustee
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 7,648,588
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,648,588
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 23.9
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Stephens Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,438
	9	Sole Dispositive Power 217,560
	10	Shared Dispositive Power 5,438
11	Aggregate Amount Beneficially Owned by Each Reporting Person 222,998
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.7
14	Type of Reporting Person (See Instructions) BD, CO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 599
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,744,112
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,744,112
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 8.6
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens Grantor Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 245,701
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 245,701
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.8
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Harriet C. Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,077,745
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,077,745
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 3.4
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren & Harriet Stephens Children’s Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,338,794
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,338,794
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 4.2
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens 95 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 74,779
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,779
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.2
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,352
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens 95 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 74,779
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,779
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.2
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,352
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens 95 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 74,779
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,779
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.2
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,352
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Grandchild’s Trust #2
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 824,020
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 824,020
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 2.6
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Curtis F. Bradbury, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 152,032
	9	Sole Dispositive Power 520,779
	10	Shared Dispositive Power 1,490,826
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,011,605
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 6.3
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Douglas H. Martin
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 94,602
	8	Shared Voting Power 152,032
	9	Sole Dispositive Power 270,921
	10	Shared Dispositive Power 152,032
11	Aggregate Amount Beneficially Owned by Each Reporting Person 422,953
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 1.3
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Stephens Investment Partners 2000 LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 152,032
	8	Shared Voting Power 0
	9	Sole Dispositive Power 152,032
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 152,032
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.5
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Stephens Investments Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 465
	8	Shared Voting Power 0
	9	Sole Dispositive Power 275,350
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 275,350
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.9
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) WAS Conn’s Annuity Trust One
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 206,116
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 206,116
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.6
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

Introductory Statement

This Amendment No. 9 to Schedule 13D relates to the Common Stock, par value $.01 per share (the “Common Stock”), of Conn’s Inc., a Delaware corporation (the “Issuer”). This Amendment No. 9 amends and supplements (i) the statement originally filed on December 18, 2003 with the Securities and Exchange Commission (the “Commission”) by the reporting persons, (ii) Amendment No. 1 to the statement filed on June 2, 2004 with the Commission by the reporting persons, (iii) Amendment No. 2 to the statement filed on September 17, 2007 with the Commission by the reporting persons, (iv) Amendment No. 3 to the statement filed on February 1, 2008 with the Commission by the reporting persons, (v) Amendment No. 4 to the statement filed on October 8, 2008 with the Commission by the reporting persons, (vi) Amendment No. 5 to the statement filed on November 18, 2009 with the Commission by the reporting persons, (vii) Amendment No. 6 to the statement filed on October 22, 2010 with the Commission by the reporting persons, (viii) Amendment No. 7 to the statement filed on November 9, 2010, and (ix) Amendment No. 8 to the statement filed on December 15, 2010 (collectively, the “Prior Filings” and collectively with this Amendment No. 9, this “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings. Except as set forth below, there are no changes to the Prior Filings with respect to the reporting persons.

This Amendment No. 9 is being filed to reflect the transfer of shares of the Common Stock from WAS Conn’s Annuity Trust One to Warren A. Stephens Trust, with all of the transferred shares remaining within the Conns Voting Trust.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) of the Statement are amended and restated to read in their entirety as follows:

(a, b) The following table discloses the beneficial ownership of the Common Stock by the reporting persons and their respective directors and control persons. Because of interrelationships among the various reporting persons, certain shares of the Common Stock may be reported as being beneficially owned by more than one person.

Name	Number of Shares Beneficially Owned	Percent of Outstanding Shares(1)	Voting Power		Dispositive Power
			Sole	Shared	Sole	Shared
Conn’s Voting Trust(2)	7,648,588	23.9	7,648,588	0	0	0
Stephens Inc.(3)	222,998	0.7	0	5,438	217,560	5,438
Warren A. Stephens Trust	2,744,112	8.6	599	0	2,744,112	0
Warren A. Stephens Grantor Trust	245,701	0.8	0	0	245,701	0
Harriet C. Stephens Trust	1,077,745	3.4	0	0	1,077,745	0
Warren & Harriet Stephens Children’s Trust	1,338,794	4.2	0	0	1,338,794	0
Warren Miles Amerine Stephens 95 Trust	74,779	0.2	0	0	74,779	0
Warren Miles Amerine Stephens Trust	6,352	0.0	0	0	6,352	0
John Calhoun Stephens 95 Trust	74,779	0.2	0	0	74,779	0
John Calhoun Stephens Trust	6,352	0.0	0	0	6,352	0
Laura Whitaker Stephens 95 Trust	74,779	0.2	0	0	74,779	0
Laura Whitaker Stephens Trust	6,352	0.0	0	0	6,352	0
Grandchild’s Trust #2	824,020	2.6	0	0	824,020	0
Curtis F. Bradbury, Jr.(4)	2,011,605	6.3	0	152,032	520,779	1,490,826

CUSIP No. 208242107

Name	Number of Shares Beneficially Owned	Percent of Outstanding Shares(1)	Voting Power		Dispositive Power
			Sole	Shared	Sole	Shared
Douglas H. Martin(5)	422,953	1.3	94,602	152,032	270,921	152,032
Stephens Investment Partners 2000 LLC	152,032	0.5	152,032	0	152,032	0
Warren A. Stephens(6)	3,619,664	11.3	1,064	157,470	3,256,078	363,586
Harriet C. Stephens(7)	1,529,562	4.8	0	0	1,323,446	206,116
Stephens Investments Holdings LLC	275,350	0.9	465	0	275,350	0
WAS Conn’s Annuity Trust One	206,116	0.6	0	0	206,116	0
Steve Patterson, Voting Trustee	7,648,588	23.9	7,648,588	0	0	0

(1) Based on 31,972,901 shares of the Common Stock reported by the Issuer as outstanding on December 5, 2011, as set forth in the Form 10-Q filed by the Issuer on December 13, 2011.

(2) Pursuant to the terms of the Voting Trust Agreement, the trustee of the Voting Trust must vote the shares of Common Stock held by the voting trust “for” or “against” any proposal or other matter submitted to the stockholders of the Issuer for approval in the same proportion as the votes cast “for” and “against” such proposal or other matter by all other stockholders, not counting abstentions. Number of shares includes 217,560 shares contributed by Stephens Inc., 2,743,513 contributed by Warren A. Stephens Trust, 245,701 shares contributed by Warren A. Stephens Grantor Trust, 1,077,745 shares contributed by Harriet C. Stephens Trust, 1,338,794 shares contributed by Warren & Harriet Stephens Children’s Trust, 74,779 shares contributed by each of Warren Miles Amerine Stephens 95 Trust, John Calhoun Stephens 95 Trust, and Laura Whitaker Stephens 95 Trust, also includes 6,352 shares contributed by each of Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, and Laura Whitaker Stephens Trust, also includes 824,020 shares contributed by Grandchild’s Trust #2, 296,442 shares contributed by Curtis F. Bradbury, Jr., 173,219 shares contributed by Doug Martin, 274,885 shares contributed by Stephens Investments Holdings LLC, 206,116 shares contributed by WAS Conn’s Annuity Trust One, 4,100 shares contributed by Melanie Masino Custodian for Kye Masino, 1,000 shares contributed by Doug Martin Custodian for Brett Austin Martin, 1,000 shares contributed by Doug Martin Custodian for James Garth Martin, and 1,100 shares contributed by Doug Martin Custodian for Haven Celeste Martin.

(3) Includes 217,560 shares which have been contributed to the Voting Trust and as to which Stephens Inc. has no voting power and sole dispositive power, and 5,438 shares held in discretionary trading accounts on behalf of Stephens Inc. clients as to which the firm has shared voting power and shared dispositive power.

(4) Includes 296,442 shares which have been contributed to the Voting Trust and as to which Mr. Bradbury has no voting power and sole dispositive power. Also includes 152,032 shares owned by Stephens Investment Partners 2000 LLC as to which Mr. Bradbury, as a co-manager of the LLC, has shared voting power and shared dispositive power. Also includes 74,779 shares which have been contributed to the Voting Trust by each of John Calhoun Stephens 95 Trust, Laura Whitaker Stephens 95 Trust and Warren Miles Amerine Stephens 95 Trust, as to which Mr. Bradbury, as sole trustee of the trusts, has no voting power and sole dispositive power. Also includes 1,338,794 shares beneficially owned by Warren and Harriet Stephens Children’s Trust which have been contributed to the Voting Trust and as to which Mr. Bradbury has no voting power and sole dispositive power.

(5) Includes 14,602 shares owned by Douglas H. Martin IRA as to which Mr. Martin has sole voting power and sole dispositive power, and 173,219 shares which have been contributed to the Voting Trust and as to which Mr. Martin has no voting power and sole dispositive power. Also includes 152,032 shares owned by Stephens Investment Partners 2000 LLC as to which Mr. Martin, as a co-manager of the LLC, has shared voting power and shared dispositive power. Also includes 80,000 shares which Mr. Martin has the right to receive upon

CUSIP No. 208242107

the exercise of options exercisable on or within 60 days of the date of the filing of this Amendment No. 9 as to which Mr. Martin has sole voting power and sole dispositive power. Also includes 1,000 shares held by Doug Martin Custodian for Brett Austin Martin, 1,000 shares held by Doug Martin Custodian for James Garth Martin, and 1,100 shares held by Doug Martin Custodian for Haven Celeste Martin which have been contributed to the Voting Trust and as to which Mr. Martin has no voting power and sole dispositive power.

(6) Includes 217,560 shares owned by Stephens Inc. which have been contributed to the Voting Trust and as to which Mr. Stephens, as President, has no voting power and sole dispositive power. Also includes 5,438 shares held in discretionary trading accounts on behalf of Stephens Inc. clients as to which Stephens Inc. has shared voting power and shared dispositive power. Also includes 599 shares beneficially owned by Warren A. Stephens Trust and 6,352 shares owned by each of Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, and Laura Whitaker Stephens Trust, which have been contributed to the Voting Trust and as to which Mr. Stephens, as sole trustee of the trusts, has no voting power and sole dispositive power. Also includes 274,885 shares owned by Stephens Investments Holdings LLC which have been contributed to the Voting Trust and as to which Mr. Stephens, as Manager, has no voting power and sole dispositive power. Also includes 2,743,513 shares beneficially owned by Warren A. Stephens Trust One which have been contributed to the Voting Trust and as to which Mr. Stephens, as trustee, has no voting power and sole dispositive power. Also includes 465 shares owned directly by Stephens Investments Holdings LLC as to which Mr. Stephens has sole voting power and sole dispositive power. Also includes 152,032 shares directly owned by Stephens Investment Partners 2000 LLC as to which Mr. Stephens, as a co-manager, has shared voting power and shared dispositive power. Also includes 206,116 shares beneficially owned by WAS Conn’s Annuity Trust One, Harriet C. Stephens, trustee, which have been contributed to the Voting Trust. Total does not includes shares owned by Mr. Stephens wife, Harriet C. Stephens (other than the 206,116 shares beneficially owned by WAS Conn’s Annuity Trust One).

(7) Includes 1,077,745 shares beneficially owned by Harriet C. Stephens Trust and 245,701 shares beneficially owned by Warren A. Stephens Grantor Trust which have been contributed to the Voting Trust and as to which Ms. Stephens, as sole trustee of both trusts, has no voting power and sole dispositive power. Also includes 206,116 shares beneficially owned by WAS Conn’s Annuity Trust One, Harriet C. Stephens, trustee, which have been contributed to the Voting Trust. Such total does not include shares owned by Warren A. Stephens.

Item 5(c) of the Statement is supplemented by adding the following: During the past sixty days, the persons listed in Items 5(a) and (b) above effected the following transactions in the Common Stock: On December 2, 2011, WAS Conn’s Annuity Trust transferred 997,344 shares of the Common Stock to Warren A. Stephens Trust One, with all of the transferred shares remaining within the Voting Trust. The shares of the Common Stock owned by both entities are reported herein as beneficially owned by Warren A. Stephens. On December 27, 2011, Douglas H. Martin gifted 100 shares of the Common Stock previously deposited by him in the Voting Trust to each of four children of Mr. Martin, with 200 of such shares to remain in the Voting Trust and 200 of such shares to be distributed from the Voting Trust. On such date Mr. Martin also gifted a total of 100 shares of the Common Stock to each of three other individuals, with all of such shares to be distributed from the Voting Trust.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Agreement to File Joint Schedule 13D

CUSIP No. 208242107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2012
Date

/s/ David A. Knight
David A. Knight, as attorney in fact for Conn’s Voting Trust, Stephens Inc., Warren A. Stephens Trust, Warren A. Stephens Grantor Trust, Harriet C. Stephens Trust, Warren & Harriet Stephens Children’s Trust, Warren Miles Amerine Stephens 95 Trust, Warren Miles Amerine Stephens Trust, John Calhoun Stephens 95 Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens 95 Trust, Laura Whitaker Stephens Trust, Grandchild’s Trust #2, Curtis F. Bradbury, Jr., Douglas H. Martin, Stephens Investment Partners 2000 LLC, Stephens Investments Holdings LLC, and WAS Conn’s Annuity Trust One